EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                  August 7, 2007

TEL AVIV STOCK EXCHANGE           SECURITIES AUTHORITY
www.tase.co.il                    www.isa.gov.il

              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

        Subject of the Event: The Legal Proceeding Regarding the Dividend

On August 5, 2007, the Tel Aviv-Yafo District Court rendered its decision denying the originating motion filed by the Bank against the Minister of Finance and various financial entities, in which the Bank requested a declaratory ruling from the Court that the interest on the perpetual deposits of the Bank with the Ministry of Finance in connection with the Bank's preferred shares accrue to the benefit of the Bank, even when the Bank does not distribute a dividend for these preferred shares.

During the year 2002, after it experienced liquidity problems, the Bank ceased the distribution of dividends for its preferred shares of the classes C, CC, CC1, D and DD. The agreements entered into between the Bank and the State of Israel regarding the perpetual deposits in connection with the above preferred shares establish that the Bank shall be paid net annual interest at the rate of 7.5% on the dollar-value of the perpetual deposits, and this on the dates of the payment of the dividend for these preferred shares. These agreements do not explicitly establish however what is the rule regarding the interest on the perpetual deposits for the period when the Bank will be prevented from distributing a dividend for these preferred shares. As stated in the Bank's periodic financial statements, the Board of Directors of the Bank reached the conclusion that the interest that is not withdrawn due to the non-payment of the dividend shall accrue to the benefit of the Bank and, accordingly, in the event of the Bank's liquidation the interest shall be paid to the Bank's liquidation fund. On September 28, 2004 various financial entities that hold the Bank's preferred shares filed an originating motion with the Tel Aviv-Yafo District Court in which the Court was petitioned to instruct the Bank to pay to its shareholders a dividend at the rates and dates paid until the year 2002. Since in the opinion of the Bank the matter of the distribution of the dividend is connected to the question of whether the interest for the perpetual deposits accrues in the event of non-distribution of the dividend, on March 29, 2005, the Bank filed an originating motion in which it petitioned the Court to declare that the interest accrues for the benefit of the Bank. As aforementioned, this motion was denied by the Court, which found that the interest does not accrue for the benefit of the Bank as long as a dividend is not distributed for and/or in connection with these preferred shares. The Bank is examining the decision and its ramifications. As stated in the Bank's periodic financial statements, the Bank's Board of Directors expressed its basic position that if it is ruled that the interest for the perpetual deposits does not accrue for the benefit of the Bank, it will reconsider its position regarding the renewal of the distribution of the dividend, subject to the legal and regulatory restrictions placed on the Bank in this matter, including the requirement of receiving approvals and the amendment of the Bank's by-laws. Further details about the Bank's perpetual deposits with the Ministry of Finance and about the above legal proceedings can be found in the Bank's periodic financial statements.

The date and time when the Company was first made aware of the event or matter:
August 6, 2007 at 11:30 A.M.